Mail Stop 3561

May 9, 2006


Via U.S. Mail

Mr. Jeffrey I. Badgley
President and Co-Chief Executive Officer
Miller Industries, Inc.
8503 Hilltop Drive
Ooltewah, Tennessee 37363


	RE:	Miller Industries, Inc.
		Form 10-K for the year ended December 31, 2005
		Filed March 14, 2006
		File No. 001-14124

Dear Mr. Badgley

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Annual Report on Form 10-K for the year ended December 31, 2005


Financial Statements, page F-1
Consolidated Statements of Operations, page F-4

1. We refer to your response to our prior comment 2. Rule 4-08(k) of
Regulation S-X requires that related party transactions be identified on the face of financial statements rather than in the footnotes regardless of materiality. Furthermore, we note that the 2005 revenue received from Datapath was almost 7% of total revenues. Please revise future filings to include separate line items for all balance sheet, income statement and cash flow items related to Datapath.



As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Heather Tress at (202) 551-3624 or Lyn Shenk at
(202)
551-3380 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

Mr. Jeffrey I. Badgley
Miller Industries, Inc.
May 9, 2006
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